UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[ ]	TRANSITION REPORT REQUIRED PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________ to__________

Commission File Number 1-9065

Ecology and Environment, Inc. 401(k) Plan
(Full title of the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of the Plan)

Ecology and Environment, Inc.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

Required Information
(1)	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA
(2)	Exhibits:
	Exhibit Number	Description of Exhibit
	1	Consent of Independent Accountants

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2002 and 2001

Page
Report of Independent Accountants	1
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements	4-8
Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets Held at End of Year	9

Report of Independent Accountants

To the Participants and Administrator of
The Ecology and Environment, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecology and Environment, Inc. 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Buffalo, New York
October 10, 2003

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets

Investments, at fair value (see Note 5)	$12,052,708	$12,734,738

Participant loans	120,648	133,570

Receivables:
Dividends	---	8,206
Participant contributions	68,726	52,792

Total receivables	68,726	60,998

Total assets	12,242,082	12,929,306

Liabilities

Administrative expenses	---	4,731

Net assets available for benefits	$12,242,082	$12,924,575

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001

Additions:
Additions to net assets attributed to:
Interest	$9,204	$10,041
Dividends	137,626	170,022

	146,830	180,063

Contributions:
Participant	1,806,002	1,776,542
Rollovers	200,947	---

	2,006,949	1,776,542

Total additions	2,153,779	1,956,605

Deduction from net assets:
Net depreciation in fair value of investments (see Note 5)	1,806,562	999,556
Benefits paid to participants	1,010,582	1,659,277
Administrative expenses	19,128	18,314

Total deductions	2,836,272	2,677,147

Net decrease	(682,493)	(720,542)

Net assets available for benefits:
Beginning of year	12,924,575	13,645,117

End of year	$12,242,082	$12,924,575

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements

1.     Description of Plan

        The following description of the Ecology and Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.  On August 1, 2002, the Plan changed the Custodian and Rocordkeeper from Dreyfus Retirement Services (Dreyfus) to MFS Retirement Services, Inc. (MFS) and changed the Trustee from Dreyfus to Reliance Trust Company.  In connection with these changes, a new plan agreement was adopted (new plan agreement) on August 1, 2002.

        General

        The Plan was established on January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Under the old plan agreement, eligibility was defined as an employee who has completed a minimum of 1,000 hours of service and is age twenty-one or older.  Under the new plan agreement, the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the plan during the month following their date of hire.  Contributions to the Plan were not permitted prior to July 1, 1994.  The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

        Contributions

        Prior to August 1, 2002, participants could elect to make voluntary contributions up to 15% of their annual compensation subject to the maximum amount allowable by the Internal Revenue code sections 401(k), 402(g), 404 and 415.  Beginning August 1, 2002, participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code.  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct their contributions in any combination of the ten investment options in at least 10 percent increments in each option selected.

        Under both the old and new plan agreements, the Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company.  There were no Company contributions for the 2002 and 2001 plan years.

        Participant accounts

        Each participant's account is credited with the participant's contribution and allocations of the Company's contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan documents.  The benefit to which a participant is entitled is the participant's vested account balance.

        Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting on the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested in the Company contributions after five years of credited service.

        Participant loans

         Under both the old and new plan agreements, participants may borrow from their account a minimum of $1,000 with  maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund.  Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence.  The loans are secured by the balance in the participants account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest are paid ratable through by-weekly payroll deductions.

        Payment of benefits

        On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

        Administration

        The Plan is administered by the Company.  The Company utilized Dreyfus as the Recordkeeper and Custodian of the Plan through July 31, 2002.  Beginning August 1, 2002, the Company has selected MFS to be the Recordkeeper and Custodian of the Plan.  Accordingly, MFS is responsible for maintaining the assets of the Plan and reporting on the earnings and assets of the Plan.

        Administrative expenses are paid by the participants and the Company.  An asset-based fee is paid by the participants on an annual basis.  Under the old plan, this amount was deducted from participant accounts and placed in the Holding Account to be used to pay administrative expenses a submitted for payment to the Trustee from the Company.  Effective November 1, 1997 the Holding Account was merged into the Capital Preservation Fund, to be used for the same purposes as the Holding Account.  Under the new plan, this amount is deducted from participant accounts and placed in a holding account, which is merged with the MFS Fixed Fund.  Any remaining administrative expenses in excess of the amounts which are set aside by the Plan are paid by the Company.

2.     Summary of Accounting Policies

        Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

        Investments and Related Transactions

        The Plan's investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee, except for investment contracts within the Capital Preservation Fund which were reflected at contract value which approximates market value.  This fund was converted to the MFS Fixed Fund Institutional Series effective with the change in Custodians and is reflected at current market value.  Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on the trade date.  Participant loans are valued at cost, which approximates fair value.

        Payment of Benefits

        Benefits are recorded when paid.

        Use of Estimates

        The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

3.     Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan terminations, participants will become 100 percent vested in their accounts.

4.      Tax Status

        The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan.  From the commencement of the Plan through July 31, 2002, the Plan was based upon a prototype plan designed by the Dreyfus Corporation and received a favorable determination letter dated September 1, 1994.  Beginning August 1, 2002, the Plan is based upon a prototype plan designed by Reliance Trust Corporation and received a favorable determination letter dated April 23, 2002.  The Plan Administrator and Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of ERISA and the Internal Revenue Code and therefore fulfills the criteria for exemption from federal and state income taxes.

5.     Investments

        The following presents investments that represent five percent or more of the Plan's net assets.

	December 31,
		2002	2001

Dreyfus Growth and Income Fund, Inc., 0 and 110,430 shares, respectively	$	---	$1,711,671
Dreyfus Premier Value Fund, 0 and 52,199 shares, respectively		---	917,142
Dreyfus Peoples Index Fund, Inc., 0 and 93,198 shares, respectively		---	3,114,676
Dreyfus New Leaders Fund, Inc., 0 and 67,914 shares, respectively		---	2,685,317
LaSalle Capital Preservation Fund, 0 and 1,100,557 shares, respectively		---	1,100,557
Dreyfus Disciplined Stock Fund, 0 and 27,844 shares, respectively		---	890,173
Dreyfus Appreciation Fund, 0 and 24,243 shares, respectively		---	921,726
MFS Mid Cap Growth Fund, 393,959 and 0 shares, respectively		2,229,807
MFS Value Fund, 128,870 and 0 shares, respectively		2,128,932
MFS Fixed Fund - Institutional, 1,758,654 and 0 shares, respectively		1,758,654
MFS Core Growth Fund, 124,966 and 0 shares, respectively		1,543,326
MFS Research Bond Fund, 83,790 and 0 shares, respectively		873,093
Barclays S&P Stock Fund, 23,834 and 0 shares, respectively		2,543,290

Total of investments representing 5 percent or more of the Plan's net assets		11,077,102	11,341,262

Ecology and Environment, Inc. Common Stock, 44,802 and 54,180 shares, respectively		356,199	490,911

Other		619,407	902,565

Total investments		$12,052,708	$12,734,738

        The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	For the year ended
	December 31,
	2002	2001

Mutual funds	$(1,907,055)	$(1,203,031)

Ecology and Environment, Inc. stock fund	100,493	203,475

	$(1,806,562)	$(999,556)

6.     Transactions with parties-in-interest

        As of December 31, 2002 and 2001, the Plan held certain securities issued by the Company as follows:

	December 31, 2002		December 31, 2001

	Number of shares	Fair Value	Number of shares	Fair Value

Ecology and Environment, Inc.
Common Stock	44,802	$356,199	54,180	$490,911

Ecology and Environment, Inc.
401(k) Plan
Schedule H – line 4i – Schedule of Assets Held at End of Year

Shares	Description	Fair Value

MFS Retirement Services, Inc.:

128,870	Value Fund	$2,128,932
5,000	New Discovery Fund	57,155
83,790	Research Bond Fund	873,093
124,966	Core Growth	1,543,326
393,959	Mid Cap Growth Fund	2,229,807
13,167	Total Return Fund	174,731
1,758,654	Fixed Fund – Institutional	1,758,654

		8,765,698

Other Investments:

44,802	Company Stock Fund	356,199
1,430	Domini Social Equity Fund	30,888
23,834	Barclays S&P 500 Stock Fund	2,543,290
42,916	Franklin Templeton Group of Funds
	Templeton Foreign Fund	356,633
---	Participant Loans, 5.25% - 10.50%	120,648

		$12,173,356

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Ecology and Environment, Inc. 401(k) Plan

(Name of Plan)

		By:	Ecology and Environment, Inc. 401(k) Plan Committee
Plan Administrator

		By:	/s/ RONALD L. FRANK

RONALD L. FRANK
COMMITTEE MEMBER

Date:	November 10, 2003